

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

24 January 2005



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

05005429

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18th, 19th and 20th of January 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
JAN 28 2005
THOMSON
FINANCIAL

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050124

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

14 January 2005

11. Date company informed

18 January 2005

12. Total holding following this notification

265,036,379 A ordinary shares of which 182,973,515 are held by Credit Suisse First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

6.46% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

18 January 2005

CREDIT | FIRST
SUISSE | BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMTED

One Cabot Square Telephone 020 7888 8888
London Telex 092131 CSFBG
E14 4QJ

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

18 January 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 14 January 2005, following aquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 182,973,515 "A" shares

2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 265,036,379 shares being equivalent to approximately 6.47% of the total shares in issue of this class. (Shares outstanding being 4,097,338,932).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance

Registered Office as above
Registered in England No. 2067868
Authorised and Regulated by the Financial Services Authority
Member of the London Stock Exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

14 January 2005

11. Date company informed

18 January 2005

12. Total holding following this notification

199,310,057 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

4.86% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary

Date of notification

19 January 2005

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 18 January 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** (0161) 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: **David Edwards**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards
David

Morgan Stanley Securities Limit
25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

18 January 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 14 January 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 199,310,057 shares, being approximately 4.86% of the issued share capital of the Company.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

Robin Greenwood
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

18 January 2005

12. Total holding following this notification

468,017,770 A ordinary shares

13. Total percentage holding of issued class following this notification

11.42% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions and companies within the group acting as fund managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

19 January 2005

FACSIMILE TRANSMISSION

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

To The Company Secretary
MyTravel Group Plc

Fax No. 0161 232 6524

From Andrew Anderson

Date 18 January 2005

Total pages 3 **(including this header)**
If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

Andrew Anderson
Central Compliance Department

\\lonc13\central_compliance$\central\shared\198\MyTravel A sharesfx.doc

Authorised by: (1) ________________ **(2)** ________________

Cost Centre 0840930010 **Expenses A/C**

Central Compliance

BY FAX AND POST

Deutsche Bank

18 January 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3838

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 14 January 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 4,097,338,932 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 468,017,770 A ordinary shares of MyTravel Group Plc, amounting to 11.42%.

Part of this holding may relate to hedging arrangements for customer transactions, and companies within the Group acting as Fund Managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares5.doc
DJL

SCHEDULE

MYTRAVEL GROUP PLC
A ORDINARY £0.01 SHARES

Held as Principal	**No of Shares**
Deutsche Bank AG London	461,157,770
Held in Customer Portfolios	
State Street Nominees	6,860,000
TOTAL	**468,017,770**

18 January 2005

S:\central\shared\198\MyTravel A shares5.doc
DJL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arises by attribution only. The interest in 75,000,000 A shares of 1p each arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. The interest in 207,500,000 A shares of 1p each arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

75,000,000 A shares of 1p registered in the name of Goldman Sachs Securities (Nominees) Limited and 207,500,000 A shares of 1p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

18 January 2005

12. Total holding following this notification

282,500,000 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

6.89% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

19 January 2005

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

Goldman Sachs

MJV
Spoke to Peter Highton 19/1/2005 11:40 am. Confirmed that in fact notification should be by class and therefore to remove last 2 bullets and reduce figure accordingly. Amendments below.
Mike [signature] 19/1/2005.

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

18 January 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198-203 – MyTravel Group Plc (the "Company")

This notification relates to issued shares in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 14 January 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 282,5~~87,409~~ 00,000 shares.

Of these 282,5~~87,409~~ 00,000 shares: MJV

- The interest in 75,000,000 A shares of 1p each arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").
- The interest in 207,500,000 A shares of 1p each arose from a beneficial interest held by Goldman Sachs International ("GSI"), a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.
- ~~The interest in 87,405 ordinary shares of 10p each arose from the interest held by GS&Co, a wholly owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of GSSN.~~ MJV
- ~~The interest in 4 ordinary shares of 10p each arose from a beneficial interest held by GSI, a wholly owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.~~ MJV

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

[signature]

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

17 January 2005

11. Date company informed

19 January 2005

12. Total holding following this notification

398,432,439 A ordinary shares of which 316,369,575 are held by Credit Suisse First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

9.72% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

19 January 2005

CREDIT | FIRST
SUISSE | BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

19 January 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 17 January 2005, following aquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 316,369,575 "A" shares

2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 398,432,439 shares being equivalent to approximately 9.72% of the total shares in issue of this class. (Shares outstanding being 4,097,338,932).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

17 January 2005

11. Date company informed

19 January 2005

12. Total holding following this notification

319,310,057 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

7.79% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary

Date of notification

20 January 2005

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 19 January 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** (0161) 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: **David Edwards**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards
David

Morgan Stanley Securities Lim
25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

19 January 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 17 January 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 319,310,057 shares, being approximately 7.79% of the issued share capital of the Company.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

Robin Greenwood
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange